Momentive Performance Materials Holdings LLC 180 East Broad Street Columbus OH 43215	William H. Carter Executive Vice President & CFO 614-225-2066 | F 614-225-7299 bill.carter@momentive.com

August 31, 2012

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Pamela Long

Re:	Momentive Performance Materials Holdings LLC
Registration Statement on Form S-1 (File No. 333-173671)

Dear Ms. Long:

Momentive Performance Materials Holdings LLC, a Delaware company (the “Company”), hereby respectfully requests that the Company’s Registration Statement on Form S-1 (File No. 333-173671) (the “Registration Statement”), including all exhibits filed therewith and all amendments thereto, be withdrawn effective immediately pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The Company’s request is based upon the fact that the Company has decided not to proceed with the offering at this time. The Registration Statement was never declared effective and no securities of the Company were sold in connection with the offering.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement of the Company or an affiliate of the Company.

Thank you for your consideration.

Very truly yours,

MOMENTIVE PERFORMANCE MATERIALS

HOLDINGS LLC

/s/ William H. Carter

William H. Carter

Executive Vice President and Chief Financial Officer